UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 333-256665

ABITS GROUP INC

Level 24 Lee Garden One 33 Hysan

Avenue Causeway Bay Hong Kong SAR

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into Material Definitive Agreements

Leak-Out Agreement and Standstill Waiver and Commitment Share True-Up Letter Agreement

As previously reported, on September 14, 2026, Abits Group Inc, a British Virgin Islands business company (the “Company”), entered into an Equity Purchase Agreement (the “Equity Purchase Agreement”) with Shakawe Capital LLC, a Wyoming limited liability company (the “Investor”), under which the Company agreed to pay the Investor a commitment fee of US$7,500,000 (the “Commitment Fee”) in Ordinary Shares or pre-funded warrants in lieu thereof (such Ordinary Shares or pre-funded warrants, the “Commitment Shares”), subject to a true-up in the event the applicable price is then lower (any additional Commitment Shares so issued, “True-Up Commitment Shares”).

On October 30, 2026, the Company and the Investor entered into a Leak-Out Agreement (the “Leak-Out Agreement”) and a Standstill Waiver and Commitment Share True-Up Letter Agreement (the “Letter Agreement”), each described below. Capitalized terms used and not defined in this report have the meanings given to them in the Equity Purchase Agreement.

Leak-Out Agreement

Under the Leak-Out Agreement, the Investor and its trading affiliates may not sell or otherwise transfer Leak-Out Securities on any trading day in excess of ten percent (10%) of that day’s Ordinary Share trading volume on The Nasdaq Capital Market, including the pre-market and after-hours sessions and excluding sales by the Investor, its trading affiliates and any assignees. “Leak-Out Securities” means all Commitment Shares, including all True-Up Commitment Shares. Ordinary Shares purchased by the Investor under the Equity Purchase Agreement (“Put Shares”) or in the open market are not Leak-Out Securities.

The restrictions continue until the Investor and its trading affiliates no longer hold, and are not entitled to receive, any Leak-Out Securities, unless the Company releases them earlier. The Company may waive or relax the restrictions in its sole discretion. Any assignee of Leak-Out Securities must agree to the same restrictions, and sales by the Investor, its trading affiliates and all assignees are aggregated.

Letter Agreement

Under the Letter Agreement, the Investor waived the post-effectiveness standstill under Section 6.13 of the Equity Purchase Agreement solely to permit the Company to deliver put notices and to issue and sell Put Shares to the Investor following the effectiveness of the Company’s resale registration statement on Form F-1 (the “Registration Statement”). The standstill otherwise remains in effect. In consideration of the waiver, the Company agreed to an additional true-up of the Commitment Shares on the sixtieth (60th) calendar day (or the next trading day if such day is not a trading day) after the effective date of the Registration Statement. The Company has agreed to register the True-Up Commitment Shares and may need to file one or more additional registration statements to ensure such registration.

The foregoing descriptions of the Leak-Out Agreement and the Letter Agreement are summaries of their material terms, do not purport to be complete and are qualified in their entirety by reference to the full text of those agreements, which are filed as Exhibits 10.1 and 10.2 to this report and are incorporated herein by reference.

Exhibits

Exhibit No.	Description

10.1	Leak-Out Agreement, dated October 30, 2026, between Abits Group Inc and Shakawe Capital LLC.

10.2	Standstill Waiver and Commitment Share True-Up Letter Agreement, dated October 30, 2026, between Abits Group Inc and Shakawe Capital LLC.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ABITS GROUP INC

Date: November 2, 2026	By:	/s/ Stephen Faucetta
	Name:	Stephen Faucetta
	Title:	Chief Executive Officer

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